













Brett Jacobson

Founder/CEO at Hawaii Cider Company

Captain Cook, Hawaii

Connect Message More...

Ola Brew Co.

Sonoma State University

See contact info

500+ connections

Experience

Founder/CEO

Ola Brew Co.

Dec 2016 – Present · 2 yrs

74-5598 Luhia Street, Kailua-Kona, 96740

Founder/CEO

Hawaii Cider Company

Dec 2015 – Present · 3 yrs

Hawaii

Co-Founder

Hawaiian Ola Farm

Mar 2009 – Present · 9 yrs 9 mos

Hawaii

100% sustainable farm growing all organic crops, running off solar and rain collection systems. Crops include Dragon Fruit, White Pineapple and Lilokoi. Food also comes from the 2,000 square foot, off-grid Aquaponics system which produces lettuce, spinach, carrots, ginger, turmeric, bell peppers, heirloom tomatoes and tilapia.

Hawaiian Ola

CEO/Founder

Hawaiian Ola

Sep 2010 – Jan 2016 · 5 yrs 5 mos

Hawaii

Hawaiian Ola is a brand that was created to make healthy products with mass market appeal out of sustainably grown, organic Hawaiian agricultural goods. The ola idea is to expand the amount of organic farmland in Hawaii and provide healthy alternatives for consumers while maintaining a balance between stakeholders and shareholders. The long term objec... See more

Hawaiian OLA

Envy Construction

Owner

Envy Construction

Jan 2006 – Oct 2011 · 5 yrs 10 mos

San Francisco Bay Area

General contractor specializing in design build, custom remodels, renovations, utility and mechanical rooms and consulting.

Education

 **Sonoma State University**

Green Building

2007 – 2008

 **Santa Rosa Junior College**

Architecture

2003 – 2006

Volunteer Experience

 **Construction**

Pisco Sin Fronteras

Disaster and Humanitarian Relief

Skills & Endorsements

Entrepreneurship · 45

 Endorsed by 3 of Brett's colleagues at Hawaii Cider Company

Marketing Strategy · 31

Endorsed by **Koichi Hozumi, MBA and 1 other** who is highly skilled at this

Endorsed by **3 of Brett's colleagues at Hawaii Cider Company**

Organic Farming · 29

 Endorsed by **2 of Brett's colleagues at Hawaii Cider Company**

Show more ∨



